Simpson Thacher & Bartlett llp
[Company name in Chinese characters]
American Lawyers
ICBC Tower, 7th Floor
3 Garden Road
Central, Hong Kong
(852) 2514-7600

Facsimile: (852) 2869-7694

Direct Dial Number (852) 2514-7665	E-Mail Address jpark@stblaw.com
December 14, 2005
BY FACSIMILE
Mr. John P. Nolan
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 Fifth Street, N.E.
Washington, D.C. 20549

Re:	Shinhan Financial Group (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2004
File Number: 001-31798
Dear Mr. Nolan:
     We are writing on behalf of our client, Shinhan Financial Group (the “Company”), in response to your letter, dated December 1, 2005, containing the following comment of the Staff of the Securities and Exchange Commission with respect to the annual report on Form 20-F for the fiscal year ended December 31, 2004 filed by the Company on June 30, 2005 (file number: 001-31798) (the “2004 Form 20-F”).
     The response of the Company to the Staff’s comment are set forth in this letter and follows the text of the paragraph of the comment letter to which it relates. On behalf of the Company, we would like to request that the Company’s responses to these comments, including a more detailed discussion and analysis of the Company’s provision for loan losses, be reflected in the Company’s filings beginning with the annual report on Form 20-F for fiscal year ended December 31, 2005.
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Simpson Thacher & Bartlett llp

Securities and Exchange Commission	- 2 -	December 14, 2005
Item 5. — Operating and Financial Review and Prospects
Provision for Loan Losses, page 191
1.	You disclosed that your provision for loan losses has decreased from -W-1,011 billion in 2003 to -W-195 billion in 2004 as a result of a reduction in impaired loans as evidenced by a reversal of the provision for loan losses in your corporate loan portfolio in 2004. You further state on page 99 that in an effort to collect on non-performing loans you may sell non-performing loans to third parties or enter into asset-backed securitization transactions. Please fully explain to us in your response letter and in future filings how your periodic provision for loan loss amounts were determined considering the following:
•	sales of non-performing loans;

•	securitizations of non-performing loans;

•	changes in the asset quality of portfolio loans retained; and

•	other facts and circumstances not explicit in the above.
Response
The Company attributes, in large measure, the decrease in provision for loan losses in 2004 to the improvement in the asset quality classifications of the Company’s portfolio loans retained. The Company believes that the improvement in the asset quality of its loan portfolio was due primarily to enhanced conditions of the Korean economy in 2004 as compared to 2003 as further explained below under the bullet point titled “changes in the asset quality of portfolio loans retained”. The responses below, however, will follow the format and the order of the bullet points in the Staff’s comment and explain how each factor was considered for the Company’s determination of periodic provision for loan loss amount.
The Company defines non-performing loans as loans past due by greater than 90 days as described under the caption entitled “Non-performing Loans” on page 97 of the 2004 Form 20-F. These loans are generally rated “substandard” or below according to the asset classification guidance of the Financial Supervisory Commission, the Korean governmental agency responsible for regulating the banking and other financial industries, and the non-performing corporate loans are included in impaired loans for the purpose of determining the Company’s specific allowances as set out on page 95 of the 2004 Form 20-F.
Each factor in your comments was considered for our determination of periodic provision for loan loss amounts as follows:

Simpson Thacher & Bartlett llp

Securities and Exchange Commission	- 3 -	December 14, 2005
•	sales of non-performing loans;
     When loans are determined to be sold to third parties, the differences between carrying values of loans for sale and proceeds from the sales are recognized as charge-off where “true sale” conditions under FAS 140 are met. Sales of loans affect the Company’s loan loss history through a migration model. If these sales have recourse obligations, such recourse obligations are recorded at fair value.
     Since 2000, however, the Company had only a few instances of loan sales with insignificant volume which amounted to -W-6 billion in 2002, -W-61 billion in 2003 and -W-18 billion in 2004. All of these sales of loans qualified for true sale accounting under FAS 140.
•	securitizations of non-performing loans;
     Securitization is one of the Company’s measures to reduce the level of non-performing loans and improve its liquidity. Under Korean GAAP, the securitization of assets made in accordance with the Asset-Backed Securitization Act (the “ABS Act”) of Korea are accounted for using true sale accounting. However, under U.S. GAAP, such securitizations do not meet the true sale conditions under FAS 140 and are recognized as secured borrowings. Accordingly, securitization of assets had no impact on the Company’s determination of provision for loan losses except that it contributed to improving the Company’s liquidity during the period.
•	changes in the asset quality of portfolio loans retained
     The Company’s asset quality of portfolio loans retained improved during 2004. The Company’s ratio of non-performing loans over total loans decreased to 1.80% as of December 31, 2004 from 1.94% as of December 31, 2003 as discussed on page 97 of the 2004 Form 20-F. The Company’s nonaccrual loans, which represent one day and over delinquent loans, also decreased to -W-2,454 billion, or 2.52% of total loans, as of December 31, 2004 from -W-3,132 billion, or 3.28% of total loans, as of December 31, 2003 as discussed on page 91 of the 2004 Form 20-F. In addition, the Company experienced a lower level of deterioration in asset quality of loans during 2004.
     The foregoing contributed to a significant decrease in the Company’s provision for loan losses in 2004, which may be further explained by reference to the following:
•	changes in the asset quality of individually identified impaired corporate loans;

•	the improvement in asset quality classifications of loans which are not specially identified as impaired; and

Simpson Thacher & Bartlett llp

Securities and Exchange Commission	- 4 -	December 14, 2005
•	the effect of adjustments in loss factors.
     (1) Changes in the asset quality of individually identified impaired corporate loans. The Company attributes the changes in the asset quality of individually identified impaired corporate loans to a decrease in the outstanding balance which may result from collection through the disposal of collateral or normalization of borrowers in troubled debt restructurings. Such changes have a direct impact on provisioning for loan losses through individual analysis of those loans as explained under the caption entitled “— Loans individually identified for review and considered impaired” on page 95 of the 2004 Form 20-F. Specific allowances are established by discounting the estimated cash flows expected to receive using the loan’s effective interest rate or by reference to the fair value of the collateral.
     Provision for loan losses of individually identified impaired loans decreased by -W-213 billion in 2004 from 2003. Of this total amount, a decrease of -W-186 billion resulted from the reversals of provision for loan losses relating to the following borrowers:

	2003		2004		Change		% Change

	(in billions of Won)
LG Card	-W-	90	-W-	(81)	-W-	(171)	N/M
Incheon Oil Refinery		(3)		(23)		(20)	(667)%
SK Networks		(162)		(157)		5	N/M

	-W-	(75)	-W-	(261)	-W-	(186)	N/M

N/M	=	not meaningful
* Figures in brackets represent reversal of provision for loan losses.
     (2) The improvement in asset quality classifications of loans which are not specially identified as impaired. For loans which are not specially identified as impaired, the general allowance for loan losses is determined based on loss factors taking into consideration past performance of the portfolio, previous loan loss history and charge-off information which are developed through a migration model as explained on page 96 of the 2004 Form 20-F. Due primarily to enhanced condition of the Korean economy, the Company found that its asset quality classifications of non-impaired loans improved and the loss rates decreased in 2004 as compared to 2003. As a result, provision for loan losses against non-impaired loans decreased by -W-280 billion in 2004 from 2003.

Simpson Thacher & Bartlett llp

Securities and Exchange Commission	- 5 -	December 14, 2005
     (3) Adjustments in loss factors. As set out on page 95 of the 2004 Form 20-F, the Company adjusted loss factors developed through a migration model with other qualitative and quantitative factors that affect the collectibility or the portfolio as of the evaluation date including prevailing economic and business conditions. In 2003, the Company identified a rapid increase in delinquency ratios of loans to small- and medium-sized enterprises which have continued to increase until early 2004. To reflect this trend of performance, the Company applied shorter period migration rates and recognized additional provision for loan losses in the amount of -W-76 billion in 2003. In 2004, however, as such analysis showed no adverse trend in the performance of this loan portfolio, the additional allowance for loan losses provided in 2003 was reversed in 2004 and resulted in the decrease in provision for loan losses of -W-151 billion.
* * * * * * * * * *
     As requested by the Staff, the Company also makes the following acknowledgments:
•	The Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	Staff comments or changes to disclosure in response to the Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * * * * * * * * *

Simpson Thacher & Bartlett llp

Securities and Exchange Commission	- 6 -	December 14, 2005
     Please contact me at Simpson Thacher & Bartlett LLP (7th floor, ICBC Tower, 3 Garden Road, Central, Hong Kong, telephone number 011-852-2514-7665 and fax number 212-455-2502), if we can be of any further assistance to the Staff.
     In addition, please address any additional comment letters or inquiries that the Staff may have to the attention of Mr. Byung Jae Cho, the Chief Financial Officer of the Company (Tel: 82-2-6360-3073 and Fax: 82-2-6263-8070).
     Kindly acknowledge receipt of this letter by stamping the enclosed copy of this letter and faxing it to my attention at (212) 455-2502.
     Thank you in advance for your cooperation in connection with this matter.
Very truly yours,

/s/ Jin Hyuk Park

cc:	Shinhan Financial Group
(Mr. Byung Jae Cho, Chief Financial Officer)

KPMG Samjong Accounting Corp.
(Mr. Young Jin Son, Partner)